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                       IN THE UNITED STATES DISTRICT COURT
                          FOR THE DISTRICT OF MARYLAND

SALES ONLINE DIRECT, INC.           :
                                    :
v.                                  :              Civil Action No. WMN-00-1621
                                    :
MARC STENGEL, et al.                :
                                    :

                                   MEMORANDUM

         Before the Court are cross motions for preliminary injunction. Paper Nos. 22 (Plaintiff's) and 27 (Defendant Stengel's). The motions are fully briefed and an extensive evidentiary hearing, stretching over several days, was held on the motions. Having considered all of the evidence and pleadings presented by the parties, the Court determines that Plaintiff's motion will be denied and Defendant Stengel's motion will be granted in part and denied in part.

         Plaintiff Sales Online Direct, Inc. (SOLD) is a Delaware corporation that is engaged in various enterprises related to the on-line sale of "collectibles" and memorabilia. The company is publicly held, with shares of its common stock traded on the NADSAQ Bulletin Board. Currently, about 80% of the stock is owned by four individuals: approximately 40% by Greg and Richard Rotman, the President and Vice President, respectively, of SOLD (hereinafter, the Rotmans); and approximately 40% by Defendants Mark Stengel and Hannah Kramer, Mark Stengel's aunt. The remaining 20% of the stock is held by about 4000 other small investors. The total value of the stock at the time it was originally issued was in excess of $30 million dollars. Since that time, the value of the stock has fluctuated widely and it is now worth significantly less. The reason for the decline in value, as with most of the issues addressed in this lawsuit, is the subject of profound disagreement among the parties.



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         This lawsuit arises out of a series of transactions, including a
"reverse merger," that led to the initial formation of SOLD. While the forms of the transactions were somewhat complex, the primary aspects of the deal entailed, from the Rotmans's side, the contribution of "Rotman Auctions," a collectible auction business, and some inventory from another family business, and from the Stengel/Kramer side, the contribution of "World Wide Collectors Digest, Inc." (WWCD), a internet website dealing with collectibles, along with some additional collectable inventory. The integration of WWCD into the new business entity was originally anticipated to have occurred through a merger until it was discovered, on the eve of the closing of the transaction, that WWCD's corporate charter had lapsed for failure to pay corporate taxes. In lieu of a merger, WWCD was conveyed into the new entity by a Bill of Sale of all of WWCD's assets.

         Plaintiff alleges in the Complaint that Defendants Stengel and Kramer misrepresented the value of WWCD and the other inventory contributed to SOLD. These alleged misrepresentations include, inter alia, the amount of web traffic on the WWCD website; the quality of the computer equipment used to host the site; WWCD's ownership of certain domain names that Stengel now represents as belonging to himself; and the value of the collectible inventory contributed. Plaintiff also alleges that, after the formation of SOLD, Stengel failed to devote this time and energy in a manner consistent with the best interests of SOLD. In fact, Plaintiff maintains that Stengel operated a business in direct competition with SOLD, "Whirl Winds Collaborative Designs," using the resources and employees of SOLD in conducting that business.

         The Complaint includes claims of both common law and securities fraud and seeks as remedy both damages and rescission. Shortly after filing the Complaint, Plaintiff filed the


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instant motion for a preliminary injunction, asking that the Court issue an order enjoining Defendants Kramer and Stengel from selling any of their SOLD stock until the final resolution of this litigation. Defendant Stengel responded with a motion for preliminary injunction of his own, asking that the Court enjoin Plaintiff from interfering or blocking his efforts to sell his stock. Apparently, Plaintiff has been able, for the most part, to unilaterally prevent the Defendants' sale of stock without the requested injunctive relief by instructing its agents not to remove the "restricted" designation on Defendants' shares.

         When ruling on a request for a preliminary injunction, a district court must consider four factors originally set forth in BLACKWELDER FURNITURE CO. V. SEILIG MANUFACTURING CO., 550 F.2d 189 (4th Cir. 1977). Those factors are:

                  (1) the likelihood of irreparable harm to the plaintiff if the preliminary injunction is denied,

                  (2) the likelihood of harm to the defendant if the requested relief is granted,

                  (3) the likelihood that the plaintiff will succeed on the merits, and

                  (4) the public interest.

RUM CREEK COAL SALES, INC. V. CAPERTON, 926 F.2d 353, 339 (4th Cir. 1991); (internal quotation marks omitted). After deciding whether the plaintiff will suffer irreparable harm if an injunction is denied and determining the nature of the harm, if any, that defendant will suffer if the injunction is granted, the district court must balance these hardships against one another. See DIREX ISRAEL, LTD. V. BREAKTHROUGH MED. CORP., 952 F.2d 802, 812-13 (4th Cir.
1991). The result of this balancing determines the degree to which the plaintiff must establish a likelihood of success on the merits. If the balance of harms "tips decidedly in favor of the plaintiff," it is only necessary for the plaintiff to "raise[ ] questions going to the merits to serious, substantial,

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difficult and doubtful, as to make them fair ground for litigation and thus for more deliberate investigation." ID. at 813 (internal quotation marks omitted). If, however, the balance of harms is in equipoise or does not favor the plaintiff, the plaintiff must make a correspondingly higher showing of the likelihood of success. SEE ID.

         Plaintiff's claim that it will be harmed if the injunction is not granted is two-fold. First, it alleges that the price of SOLD stock would be adversely affected were Defendants permitted to sell significant portions of their holdings. While there is some evidence of temporary dips in the price of SOLD stock after Kramer sold small portions of her holdings, the evidence is not conclusive that additional sales would further and permanently depress the stock price. There have been dips in the price of the SOLD shares during periods when no shares were sold by Defendants. The Court is also well aware that internet related stocks, in general, have experienced wild fluctuations in price, many in a negative direction, during this same time period.

         Furthermore, as Defendants note, under SEC Rule 144, Defendants are expressly permitted, even as "insiders" or "affiliates," to periodically sell a certain percentage of their stock.(1) At the time that these parties entered into the subjected transaction, they were undoubtedly aware that the SEC Rules would permit the sale of some stock, and that sales by

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(1)      Rule 144, 17 C.F.R.ss.230.144, provides that sales by "affiliates" of the issuer of securities are limited to one percent of outstanding shares within any three month period. 17 C.F.R.ss.230.144(e)(1)(i). If two or more affiliates "agree to act in concert for the purpose of selling securities" their sales are aggregated for the purpose of Rule
         144. ID.at ss.230 144(e)(3)(vi). It is undisputed that Defendants were subject to the provisions of Rule 144 at the time Plaintiff's motion was filed. Defendants contest that they have acted in concert.


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insiders might have an effect on stock prices. Nonetheless, the parties included no contractual limitations on insider sales, which they certainly could have done had they believed it necessary.

         The primary argument that Plaintiff advances for not allowing Defendants to sell any of its stock is to preserve the possibility of a rescission remedy. Were Defendants allowed to sell their stock, Plaintiff argues that it would be harmed to the extent that it is deprived of that potential remedy. The Court, however, is skeptical that rescission was ever a reasonable remedy. Given the nature of the transactions and the changes in the condition of the contributed assets since the merger was consummated, it would be difficult, if not impossible to undo the transaction. For example, while the parties may squabble as to the actual value of WWCD as an ongoing business prior to the merger, the Court has not doubt that it had significantly more value than it has now. Given the shell of WWCD back to Stengel in exchange for his stock in SOLD would not place the parties back into the position in which they began.

         As Defendants also note, Plaintiff is not seeking a full rescission, but simply a partial one. Plaintiff has expressed no willingness to undo the Rotman side of the transaction. While not absolutely ruling out, at this time, the possibility of some modified form of rescission as an equitable remedy, the Court is not convinced that the preservation of that remedy is sufficient grounds upon which to grant the requested injunction.

         On the Defendants' side of the damage equation, Defendants argue that unless they are able to sell some of their stock, they will be without the means to fund their defense of this litigation. Judging just from the preliminary injunction proceedings, it is readily apparent that this litigation will be fiercely fought, exceedingly protracted, and terribly expensive. The evidence presented at the hearing also indicates that proceeds from the sale of a portion of

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Defendants' SOLD stock is the only significant asset that could be made available to either Defendant to pay for the defense of the claims against them.

         The Court concludes that the balance of harms, if not in equipoise, probably tips in favor of Defendants, and thus, Plaintiff bears a higher burden showing a likelihood of success on the merits. This burden, the Court finds, Plaintiff has not met.

         The likelihood of success on the merits is the most interesting aspect of this motion. Rarely are such diametrically opposed versions of a single series of events presented to the Court. The parties flatly contradict one another as to almost every significant aspect of the transaction. Plaintiff presented its case primarily through the testimony of Greg Rotman and Abba Poliakoff, the attorney retained to represent the interests of the Rotmans, Stengel, and Kramer in this transaction and to create the documentation supporting the transaction.(2) Defendants presented their case primarily through their own testimony.

         Rotman and Poliakoff claim, and Stengel disputes, that Stengel made certain representation about the revenues, client base, and assets of WWCD. Rotman and Poliakoff also claim never to have heard many of the things that Stengel asserts that he told them regarding his other business interests and the use of SOLD personnel for those other enterprises. In additional, the parties disagree as to the reasonable assumptions that should have been made about the transaction that formed SOLD, e.g., what clients, intellectual property, and employees were to come over with WWCD into the new entity.

         The Court's determination of the likelihood of success on the merits turns, therefore, in larger part on the Court's assessment of the credibility of the witnesses. In assessing credibility, the Court finds problems in both camps. Mr. Stengel has demonstrated a propensity to fabricate information whenever convenient. He has employed several aliases and established a pattern of

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(2)      Poliakoff considered his client to be "Internet Auction, Inc." and its shareholders. Internel Auction, Inc. was a company formed by the Rotmans, Stengel and Kramer that was rolled into the entity that became SOLD.


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registering domain names to fictitious companies and individuals. Many elements of his narrative are simply difficult to believe. While perhaps not quite as numerous, there are elements of the Rotmans' story that also do not ring true. For example, Greg Rotman testified that he initially believed that SOLD had purchased the "Internet Collectable Awards" website along with the assets of WWCD. He also testified, however, that when he learned from Stengel that SOLD did not own the site, he simply instructed Stengel to negotiate a sale whereby SOLD paid $50,000 plus 200,000 shares of SOLD stock for something Rotman had thought SOLD already owned. That course of conduct is not particularly consistent with Greg Rotman's portrayal of himself as a sophisticated and thorough businessman. The Rotmans' justification of a raid that they conducted on Stengel's office while Stengel was on his honeymoon also appears somewhat pretextual.

         Beyond general concerns about credibility, the Court finds that one of the central elements of Plaintiff's claims is largely unsupported by the evidence developed thus far, that is, the materiality of the alleged misrepresentations of Stengel. The current record reveals a picture of four individuals and their counsel who were incredibly anxious to get the deal done because they all stood to make a great deal of money. The parties and their counsel rushed to closing with little or no consideration for due diligence. Whether WWCD had $100,000 in annual revenues or $200,000, or $50,000, did not make a critical difference to anyone. As Defendants note, the fact that most of the details that Plaintiff now represents as so important were completely omitted from the documentation associated with the transaction, is indicative of their lack of materiality. Recission.

         This is not to say that Plaintiff may not be able to develop, through additional discovery and evidence, a fraud claim that would allow it to prevail on a claim for some damages. But,


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there is simply not enough evidence at this stage of the litigation to support the extraordinary remedy of a preliminary injunction.(3)

         As to Defendant Stengel's motion for preliminary injunction, Plaintiff argues that the motion is futile. "Should the Court deny plaintiff's requested injunction, defendant Stengel will be free to sell or otherwise dispose of his shares of SOLD common stock in accordance with the applicable statutes and federal securities regulations." Plaintiff's Opp. to Stengel's motion at 2-3. While this might be true, theoretically, Plaintiff appears to have been able to frustrate any further sales by Kramer and Stengel notwithstanding the lack of injunctive relief from this Court.

         Thus, for the same reasons that the Court will deny Plaintiff's motion, it will grant Defendant Stengel's motion, at least in part. The Court shall issue an order enjoining Plaintiff from continuing to prevent Defendants from selling stock consistent with SEC Rule 144. The Court, however, will not disturb the finding of Plaintiff's corporate counsel that Defendants Stengel and Kramer are acting "in concert" in the disposition of their shares. The evidence clearly supports such a finding.(4)

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(3)      Both Kramer and Stengel have filed motions to dismiss certain claims brought against against them. Paper No. 33 (Stengel's) and No. 35 (Kramer's). While the motions are not without some merit, the Court cannot conclude at this juncture that "it appears beyond doubt that the plaintiff can prove no set of facts in support of [its claims] which would entitle [it] to relief." CONLEY V. GIBSON, 355 U.S. 41, 45-46
         (1957). The motions will be denied.

(4) Kramer asserted in one of her pleadings that the Rule 144 restriction will lift entirely two years after the date of the Plan of Reorganization. Kramer Opp. to Motion for Preliminary Injunction at 12. At oral argument, there was some question as to whether that was an accurate conclusion. As the issue of the applicability of Rule 144 is only before this Court in a peripheral manner, the Court expresses no binding opinion as to whether Rule 144 is still applicable. The Court simply holds that Plaintiff cannot use the pendency of this action as grounds for preventing Defendants from selling shares of SOLD.

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         The Court will also order that a telephone scheduling conference be held in this matter on March 28, 2001, at 9:15 a.m., to be initiated by counsel for Plaintiff.(5) The parties should be prepared at that time to advise the Court what remains to be done to prepare this case for trial.

                                    /s/ WILLIAM M. NICKERSON
                                    ------------------------------------
                                    William M. Nickerson
                                    United States District Judge

Dated:  March 19, 2001.






















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(5)      On January 17, 2001, the Court suspended its Scheduling Order pending the completion of the preliminary injunction proceedings.
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